Stop 3561

October 7, 2008

Via facsimile to ((954) 796-3703) and U.S. Mail

Chris Paterson, Chief Executive Officer
Careguide, Inc.
4401 N.W. 124th Avenue
Coral Springs, Florida 33065

> **Re: Schedule 13E-3**
> **Filed September 5, 2008**
> **File No. 005-50085**

Dear Mr. Paterson:

We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Disclosure Statement

1.   Please tell us why you tagged your information statement as "PREM14C" on EDGAR. It appears that your transaction does not include a merger or acquisition.

2.   Please provide us a detailed analysis relating to your obtaining the consents from the Investor Group and what exemption from the requirements of Regulation 14A you relied upon to obtain those consents.

Summary Term Sheet, page 1

3.   Please revise to disclose the repurchase of 6.7 million shares of common stock from Radius. In addition, please disclose the purchase price per share and the source of the funds to pay for Radius' common stock.

Questions and Answers, page 5

Can the Board determine not to proceed with the Reverse/Forward Stock Split?, page 8

4.   Please disclose here that the Termination Fee is $160,000.

Special Factors, page 11

5.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the proxy statement,</u> <u>immediately</u> following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the section "Forward-Looking Statements."

Purposes of and Reasons for the Reverse/Forward Stock Split, page 11

6.   Please provide a break down of the individual components that comprise of your $500,000 annual historical costs associated with being a public company.

7.   Please provide a more detailed discussion of the operational and strategic projects that management intends to employ after the transaction. If there are any specific plans, please disclose accordingly. We note that on page 39 you indicate the company has no plans to alter its business after the Reverse/Forward Stock Split.

Strategic Alternatives Considered by the Board, page 12

8.   Please briefly describe the company's efforts in selling its assets to another entity. Although the Board was unsuccessful in securing a successful counterparty to such a transaction, please describe any preliminary agreements that were entered into.

Effects of the Reverse/Forward Stock Split and the Financing, page 13

9.   Please provide detail of the individual components that comprise the $2.9 million of acquisition costs for the transaction. Please clarify if this amount will be funded primarily from the $4 million of newly issued preferred stock. We note on page 33, you estimate that $1.1 million will be paid to repurchase fractional shares, $1 million will be paid for advisory, legal, accounting, and other fees, and

$940,000 will be paid to repurchase Radius' shares, for a total of $3.04 million. Please reconcile as necessary.

10. Please clarify the use of the $4 million in proceeds from the sale of preferred stock to the investor group beyond funding the acquisition costs. Also, please indicate here the $0.60 price per share (equivalent to 5 shares of common stock) paid by the investors group for the preferred stock.

Effects on Continuing Stockholders, page 15

11. Please revise the fourth bullet point to clearly indicate whether liquidity will decrease, as opposed to indicating its "potential decrease." Also, please clarify whether the deregistered shares will be quoted on the Pink Sheets.

12. Please clearly indicate which stockholders will become party to the Stockholder Agreement here and other appropriate places in the proxy statement.

13. Please disclose under what conditions the Board would change the ratio.

Potential Advantages of the Reverse/Forward Stock Split, page 17

14. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for at least one year, such as the expenses to be incurred as the cost savings from not having to comply with our filing requirements and the lack of a liquid market for your securities, revise to indicate why you are undertaking the going private transaction at this time as opposed to other times in the company's operating history. Refer to Item 1013(c) of Regulation M-A.

Potential Disadvantages of the Reverse/Forward Stock Split, page 18

15. Please address the potential tax consequences of the Reverse/Forward Stock split.

16. Please revise to include the overall costs of the Reverse/Forward Stock split and the dilution caused by issuance of $4.0 million of preferred stock.

17. Please discuss the increased concentration of equity ownership of the investors group and its affect on corporate governance after the transaction.

18. Please advise us why the company has not addressed the risk that the company could gain more than 300 shareholders and be subject to public company reporting requirements in the future, negating much of the savings from this transaction.

Factors in Determining Fairness, page 19

Substantive Fairness, page 19

19.   Please revise this section to clarify that each filing person and the company has expressly adopted the fairness determination analysis of the Special Committee as its own. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

20.   Please clarify here whether the Special Committee primarily based its proposed cash payment of $0.14 based on the Navigant report filed as Annex B.

21.   Please clarify if the Special Committee considered the company's net book value in its determination of the proposed cash payment of $0.14.

22.   We note that the Special Committee considered the opinion of Navigant in making a fairness determination. Please also address how the Special Committee, or any filing person relying on the opinion, was able to reach the fairness determination as to unaffiliated security holders given that the Navigant fairness opinion addressed fairness with respect to security holders who will receive a cash payment instead of unaffiliated security holders who will receive a cash payment and those who will remain security holders after the transaction. See also page 39 "Recommendation of the Board."

Procedural Fairness, page 21

23.   We note your discussion of the lack of majority vote of unaffiliated stockholders and that you believe that it would not provide meaningful protection to unaffiliated stockholders because less then 15% of the common stock is held by holders of fewer than 100,000 shares. Please clarify your discussion, as there are unaffiliated stockholders with more than 100,000 share of common stock that would be affected by this transaction and the fairness of the proposed cash payment of $0.14.

Summary of the Fairness Opinion, page 22

24.   Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

25.   Please disclose the "other studies, analyses and inquiries" that Navigant performed as part of its fairness opinion, other than the Discounted Cash Flow Analysis, Similar Transaction Analysis, and Guideline Company Analysis.

Discounted Cash Flow Analysis, page 24

26.   Please disclose the financial projections in full rather than selected line-items from the projections.

27.   Please explain why Navigant chose to use 22% for its discount rate. A more thorough description of how the weighted average cost of capital would be helpful. For example, it is unclear why a 20/80 debt to equity ratio was assumed in this calculation.

28.   Please explain why Navigant chose to consider terminal growth rates from 2.0% to 6.0% and focusing on 3.0% in the Discounted Cash Flow Analysis sensitivity analysis. Please disclose industry averages.

29.   Please revise to explain how Navigant determined the appropriate discounts for its lack of marketability and minority interest.

Similar Transactions Analysis, page 25

30.   We note your Similar Transaction Analysis does not provide any specific figures after determining the appropriate BEV/revenue multiplier was 2.0 and before concluding the total equity value was $13 million to $16 million. Please disclose your "current fundamentals" (see second bullet point on page 26), your BEV on a marketable controlling basis, the value of interest-bearing debt, value of equity on a marketable and controlling basis, the various adjustments, and the discount for lack of marketability.

31.   Please provide a more detailed explanation of how the Similar Transaction Analysis operates. It is unclear to us how the business metrics analyzed on page 26 relate to the acquisitions of the named targets or their valuation.

32.   Please clarify whether the business metric analyzed on page 26 refer to the acquiring company or the target.

Guideline Company Analysis, page 27

33.   Please clarify whether a Guideline Company Analysis was performed and a conclusion reached or whether it was abandoned prior to a conclusion due to lack of sufficient comparable guideline companies.

34.   Please revise to disclose Navigant's criteria, in terms of size and scope of services, for identifying comparable guideline companies. Also, please revise to

disclose how many comparable companies were needed to comprise a suitable sample size.

35.   Please revise to disclose the number and identity of the comparable guideline companies that met Navigant's criteria.

36.   Please briefly describe how a Guideline Company Analysis would have been performed had there been sufficient comparable companies for Navigant to analyze.

<u>Federal Income Tax Consequences of the Transaction, page 27</u>

<u>General Information About the Reverse/Forward Stock Split, page 29</u>

<u>Background of the Reverse/Forward Stock Split, page 29</u>

37.   Please relocate this section to the beginning of the Special Factors section.

38.   Please clarify the company's need for additional funds for operations when if first sought strategic alternatives in the summer of 2007.

39.   Please clarify if the private equity fund that offered $0.27 per share of common stock negotiated further after it performed its diligence activities or if it immediately withdrew its offer. Please clarify if the private equity fund presented the Special Committee or Board with its reasons for not proceeding further with the transaction.

40.   Please clarify whether Navigant provided the Special Committee any information on Careguide's valuation at the May 9, 2008 telephonic meeting.

41.   Please explain why Navigant's range of equity valuations changed from $0.14 to $0.18 per share on May 23, 2008 to $0.12 to $0.18 per share on June 13, 2008.

42.   Please explain the Special Committee's reasoning for choosing the low price of the preliminary equity valuation range ($0.14 to $0.18) that Navigant provided them on May 23, 2008.

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        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to Edwin Kim, Legal Examiner, at (202) 551-3297, David Link, Senior Attorney, at (202) 551-3356, or Dan Duchovny, Special Counsel at the Office of Mergers & Acquisitions, at (202) 551-3619.

Sincerely,

John Reynolds
Assistant Director

cc: Geoff Ossias, Esq.
        Cooley Godward Kronish LLP
        FAX: (703) 456-8100